TABLE OF CONTENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15d of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 16, 2001



_____

(Exact name of registrant as specified in its charter)

Ohio	0-850	34-6542451
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

127 Public Square, Cleveland, Ohio	44114-1306
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216) 689-6300

Item 5. Other Events and Regulation FD Disclosure

On January 16, 2001, the Registrant issued a press release announcing its earnings results for the three-month and twelve-month periods ended December 31, 2000. This press release, dated January 16, 2001, is attached as Exhibit 99.1 to this report.

Item 7. Financial Statements and Exhibits

(c) Exhibits

    99.1   The Registrant's January 16, 2001, press release announcing its earnings results for the three-month and twelve-month periods ended December 31, 2000.

    99.2   The slide presentation reviewed by the Registrant in the conference call/webcast conducted on January 16, 2001, to discuss its quarterly earnings and currently anticipated earnings trends.

Item 9. Regulation FD Disclosure

On January 16, 2001, the Registrant conducted a conference call/webcast to discuss its quarterly earnings and currently anticipated earnings trends. The slide presentation reviewed by the Registrant in the conference call/webcast is attached as Exhibit 99.2 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	KEYCORP
	(Registrant)
Date: January 16, 2001	/s/ Lee Irving
	By: Lee Irving
	Executive Vice President
	and Chief Accounting Officer